Exhibit 99.1

Ms. Lian Goldstein Resigns from Position as External Director

PETACH-TIKVA, Israel, July 16, 2018 - Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards, announced today that on July 15, 2018, it received notice from Ms. Lian Goldstein, that she decided to resign as an external director of the Company due to personal reasons, effective July 20, 2018.

The shareholders will be required to elect a new external director in accordance with the Israeli Companies Law.